October 1, 2007

VIA EDGAR AND FEDEX

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

RE:	Neonode Inc.
Form 8-K/A Filed on August 16, 2007 File No. 0-08419

Ladies and Gentlemen:

Reference is made to your letter dated September 26, 2007 addressed to David Brunton of Neonode Inc. (the “Company”), setting forth a comment of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced Form 8-K/A. This letter, which has also been filed electronically with the Securities and Exchange Commission, contains the Company’s response to the Staff’s comment. The text of the Staff’s comment has been included in this letter in italics for your convenience.

Comment: It is our understanding that following the dismissal of BDO Seidman, LLP on September 13, 2007, it was your intent to engage Öhrlings PricewaterhouseCoopers AB. When you have engaged a new accountant, please report the engagement in a Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K.

Response: The Company does intend to engage Öhrlings PricewaterhouseCoopers AB as its independent public accounting firm, but has not yet done so. When the Company has engaged a new accountant, it will report the engagement in accordance with the Staff’s comment.

Please do not hesitate to contact me at (925) 355-7700 if you have any questions or would like additional information regarding this response letter.

Sincerely,

/s/ David Brunton
Chief Financial Officer, Neonode Inc.

cc:	Jodie Bourdet, Esq., Cooley Godward Kronish LLP